UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934


                               (Amendment No.  )*



                           CARE INVESTMENT TRUST INC.
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                                (Name of Issuer)


                    COMMON STOCK, PAR VALUE $0.001 PER SHARE
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                         (Title of Class of Securities)


                                    141657106
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                                 (CUSIP Number)


                                January 26, 2010
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             (Date of Event Which Requires Filing of this Statement)



Check  the  appropriate  box  to  designate  the  rule  pursuant  to which  this
Schedule 13G is filed:

              [ ] Rule 13d-1(b)
              [X] Rule 13d-1(c)
              [ ] Rule 13d-1(d)



*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.  141657106
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1.    Names of Reporting Persons.   I.R.S. Identification  Nos. Of Above Persons
      (entities only):

                Tyndall Capital Partners, L.P.
                13-3594570
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2.    Check the Appropriate Box if a Member of a Group (See Instructions)
           (a) [  ]                   (b) [  ]
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3.    SEC Use Only
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4.    Citizenship or Place of Organization:   Delaware
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Number of Shares Beneficially Owned
   by Each Reporting Person With        5.  Sole Voting Power:        1,049,000*
                                            ------------------------------------
                                        6.  Shared Voting Power:              0
                                            ------------------------------------
                                        7.  Sole Dispositive Power:   1,049,000*
                                            ------------------------------------
                                        8.  Shared Dispositive Power:         0
                                            ------------------------------------
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9.    Aggregate Amount Beneficially Owned by Each Reporting Person:

                  1,049,000*
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10.   Check if  the  Aggregate Amount in  Row (9) Excludes  Certain Shares  (See
      Instructions):  N/A
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11.   Percent of Class Represented by Amount in Row (9):   5.2%*
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12.    Type of Reporting Person (See Instructions):  PN
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* Based on the  information  set forth in the proxy statement on Schedule 14A of
Care Investment Trust Inc. (the "Company") as filed with the Securities and Exchange Commission on December 28, 2009, there were 20,221,929 shares of the Company's common stock, par value $0.001 per share (the "Shares"), issued and outstanding as of December 23, 2009. As of January 26, 2010, 713,300 Shares are owned by Tyndall Partners, L.P., a Delaware limited partnership ("Tyndall"), and 335,700 Shares are owned by Tyndall Institutional Partners, L.P., a Delaware limited partnership ("Tyndall Institutional"). Tyndall Capital Partners, L.P. is the general partner of Tyndall and Tyndall Institutional, and possesses the sole power to vote and the sole power to direct the disposition of all Shares held by Tyndall and Tyndall Institutional. Jeffrey S. Halis is the manager of Jeffrey Management, LLC, the general partner of Tyndall Capital Partners, L.P. As of January 26, 2010, Mr. Halis individually owns 10,440 Shares. Noah Levy is an authorized signatory of Tyndall Capital Partners, L.P. Mr. Levy individually owns 1,332 shares.

Item 1(a).  Name Of Issuer:  Care Investment Trust Inc.


Item 1(b).  Address of Issuer's Principal Executive Offices:
            505 Fifth Avenue, 6th Floor
            New York, New York 10017


Item 2(a).  Name of Person Filing:  Tyndall Capital Partners, L.P.

Item 2(b.)  Address of Principal Business Office or, if None, Residence:
            599 Lexington Avenue, Suite 4100, New York, New York  10022

Item 2(c).  Citizenship:  Delaware

Item 2(d). Title of Class of Securities: Common Stock, par value $0.001 per share

Item 2(e).  CUSIP Number:  141657106


Item 3. If This Statement Is Filed Pursuant to Section 240.13d-1(b) or 240.13d-2(b) or (c), check whether the Person Filing is a:

          Not Applicable.


Item 4.   Ownership

          (a)  Amount beneficially owned (as of January 26, 2010):    1,049,000*

          (b)  Percent of Class (as of January 26, 2010):                  5.2%*

          (c)  Number of shares as to which such person has:

              (i)  Sole power to vote or to direct the vote           1,049,000*

              (ii)  Shared power to vote or to direct the vote                0

              (iii)  Sole power to dispose or to direct the
                     disposition of                                   1,049,000*

              (iv)  Shared power to dispose or to direct the
                    disposition of                                            0


___________
* Based on the information set forth in the proxy statement on Schedule 14A of Care Investment Trust Inc. (the "Company") as filed with the Securities and Exchange Commission on December 28, 2009, there were 20,221,929 shares of the Company's common stock, par value $0.001 per share (the "Shares"), issued and outstanding as of December 23, 2009. As of January 26, 2010, 713,300 Shares are owned by Tyndall Partners, L.P., a Delaware limited partnership ("Tyndall"), and 335,700 Shares are owned by Tyndall Institutional Partners, L.P., a Delaware limited partnership ("Tyndall Institutional"). Tyndall Capital Partners, L.P. is the general partner of Tyndall and Tyndall Institutional, and possesses the sole power to vote and the sole power to direct the disposition of all Shares held by Tyndall and Tyndall Institutional. Jeffrey S. Halis is the manager of Jeffrey Management, LLC, the general partner of Tyndall Capital Partners, L.P. As of January 26, 2010, Mr. Halis individually owns 10,440 Shares. Noah Levy is an authorized signatory of Tyndall Capital Partners, L.P. Mr. Levy individually owns 1,332 shares.

Item 5.   Ownership of Five Percent or Less of a Class

          Not Applicable.


Item 6.   Ownership of More Than Five Percent on Behalf of Another Person

          Not Applicable.


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

          Not Applicable.


Item 8.   Identification and Classification of Members of the Group

          Not Applicable.


Item 9.   Notice of Dissolution of Group

          Not Applicable.


Item 10.  Certification


          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of, or with the effect of, changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with, or as a participant in, any transaction having that purpose or effect.

                                    SIGNATURE
                                    ---------

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                 February 5, 2010

                                                 TYNDALL CAPITAL PARTNERS, L.P.

                                                 By:  JEFFREY MANAGEMENT, LLC,
                                                      its general partner


                                                 By: /s/ Jeffrey S. Halis
                                                    ----------------------------
                                                     Jeffrey S. Halis, Manager



      Attention: Intentional misstatements or omissions of fact constitute
                Federal criminal violations (See 18 U.S.C. 1001)